FOR IMMEDIATE RELEASE

BW LPG Withdraws Proposal to Combine with Dorian

OSLO – October 8, 2018 – BW LPG Limited (“BW LPG”, the “Company”, OSE ticker code “BWLPG”) today announces that it withdraws its proposal to combine with Dorian LPG Ltd. (“Dorian”) (NYSE: LPG) due to Dorian’s continued refusal to give a meaningful response to BW LPG’s outstanding proposal, engage in constructive two-way discussions, or schedule its annual meeting. In connection with the withdrawal of its offer, BW LPG will also withdraw the candidates it previously intended to nominate to stand for election to the Dorian board at Dorian’s 2018 Annual Meeting of Shareholders.

Below is the text of the letter sent on October 8, 2018 to John Hadjipateras, Chairman, President and Chief Executive Officer of Dorian.

Mr. John Hadjipateras

Chairman, President and Chief Executive Officer

Dorian LPG Ltd.

c/o Dorian LPG (USA) LLC

27 Signal Road

Stamford, Connecticut 06902

Dear John,

It has been over four months since we proposed a combination of BW LPG and Dorian, and nearly three months since we improved our proposal. To date, we have not had a formal response to our increased offer, and our meetings with you have not given any indication that you are willing to work towards a mutually beneficial outcome.

Although we continue to believe in the benefits of the proposed merger, and that a combination would be highly beneficial for your shareholders, we are first and foremost committed to acting in the best interests of BW LPG’s shareholders. Accordingly, we hereby withdraw our proposal. It is not normal practice nor in the best interest of our shareholders to hold a proposal open indefinitely, especially when it is highly favorable to the counterparty. We have shared the facts with you on multiple occasions and include our specific reasoning here by way of explanation:

1.	Dorian was offered 46% of the combined company despite only contributing 30% of the revenue-generating units and 25% of the revenue to the combined entity (see slide 1 of the attached presentation).

2.	As per the latest consensus estimates for EBITDA, net income and free cash flow (CY2019-2020), and accounting for our respective leverage, Dorian would have an implied equity share of no more than 16% of the combined company, but was offered 46% ownership. This significant value accretion for Dorian is even greater in an improved market environment (see slide 2).

3.	Dorian’s operating cost is on average $5,600/day higher than BW LPG. This is a result of our lower opex, lower G&A, lower financing cost, and lower capital deployed per owned VLGC (see slide 3).

4.	You have consistently stated that your eco-ships are more favorable than our fleet. We accept that there is a fuel cost advantage to modern ships, but with 21 eco ships in the BW LPG fleet against 19 in the Dorian fleet, and with the cost advantage of our vessels across the board, the current bunker cost of $500/ton would have to exceed $2,000/ton before this becomes relevant (see slide 4).

5.	Our return on equity based on historically achieved TCEs is more than double the level for your fleet given our optimization of operating cost and leverage (see slide 5).

From a governance point of view, we are concerned by the lack of a meaningful response, and it has become apparent that your approach to shareholder value creation differs from ours. We note that an Annual Meeting of Shareholders has not been called to date, more than 12 months after your last shareholder meeting. We believe that this is neither shareholder-friendly nor in line with good governance practices.

In the absence of constructive engagement, we have determined not to move forward at this time. In light of our withdrawal, we will also retract the nomination for independent directors that we put forward for election to the Dorian board.

We believe this is a lost opportunity for Dorian shareholders and for the industry, but remain open to a future conversation should your board and shareholders become convinced of the merits of consolidation.

Yours sincerely,

Andreas Sohmen-Pao

Chairman of the Board of Directors

Citigroup Global Markets Inc. is acting as financial advisor to BW LPG and Cleary Gottlieb Steen & Hamilton LLP, Cadwalader, Wickersham & Taft LLP and Advokatfirmaet Thommessen AS are acting as legal advisors.

About BW LPG

BW LPG is the world's leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) and Large Gas Carriers (LGC) with a total carrying capacity of over 4 million cbm. With four decades of operating experience in LPG shipping and experienced seafarers and staff, BW LPG offers a flexible and reliable service to customers. More information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, one of the world's leading shipping groups. BW's fleet of over 250 vessels includes oil tankers, LNG and LPG carriers, floating storage and regasification (FSRU) units, chemical tankers, dry cargo carriers and floating production storage and offloading (FPSO) units.

This information is subject to disclosure requirements pursuant to Sections 5-2 and 5-12 of the Norwegian Securities Trading Act.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding BW LPG’s proposed business combination transaction with Dorian (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG’s (and BW LPG’s and Dorian’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions.

Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from BW LPG’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from unrelated parties.

Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG’s actual results, performance or plans with respect to Dorian to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG’s filings with the Oslo Bors contained on BW LPG’s website.

Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian’s businesses and operations with BW LPG's businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond BW LPG’s control. BW LPG cautions investors that any forward-looking statements made by BW LPG are not guarantees of future performance. BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any securities.

Investor Contacts:

BW LPG

Elaine Ong, CPA, CA

Chief Financial Officer

BW LPG Limited

Tel: +65 6705 5506

Iver Baatvik

Head of Investor Relations

BW LPG Limited

Tel: +65 6705 5519

MacKenzie Partners, Inc.
Paul R. Schulman / David Whissel / Bob Marese

Tel: +1 212-929-5364

Media Contacts:

Joele Frank, Wilkinson Brimmer Katcher

Andy Brimmer / Andrew Siegel / Matthew Gross

Tel: +1 212-355-4449